

American (b. 1960 - 1988)

Jean-Michel Basquiat

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The Painting

Basquiat has been the top-selling contemporary artist at auction for 4 years in a row. This painting is from 1982, his most commercially successful year historically.

Initial Offering Price	$9,435,000
Offering Circular	sec.gov
Deal Sheet	Download

$110.5 Milli

In May 2017,
ever paid at a



Fundamentals

Desirable Motif: This painting features a prominent skull, which is among Basquiat's most desirable subjects. It was also included in Basquiat's first exhibition in Hong Kong, which was organized by Gagosian Gallery.

Important Period: 1982 is Basquiat's most commercially important year historically. With differences in scale and subject matter, 7 of his top 10 auction records were made in this year, including his #1 top price.

History of Appreciation: Basquiat works have gone up in value 96% of the time when resold at auction (across 100 repeat sales from '95-'24), according to our data.

Positive Appraisals in 2024: Over 21,000 investors, across 7 of our 12 eligible Basquiat offerings, saw the valuation on works they invested in go up year-over-year from 2023.

Previous Exit: Masterworks previously exited a Basquiat painting, delivering returns to over 2,170 investors in May 2024. Past performance not indicative of future returns.

Attractive Risk-Adjusted Appreciation: Basquiat's Sharpe Ratio is .97 ('95-'24), while the S&P is .54, Bonds are .40, and Real Estate is .25 over the same time period.

High Auction Volume: Significant auction track-record with 40 years of transaction history and a high level of auction volume based on $156M in total sales over the previous year ending on December 31, 2024.

Top Contemporary Artist: In 2024, Basquiat sold $156 million at auction, more than any other contemporary artist (b. 1945 to 1974).

Mature

Artist Risk Classification


Mature
Speculative
Established
Emerging

Artist Risk Profile

This artist is Mature based on scoring in Masterworks internal Artist Market Rating Profiles.

The Artist

Jean-Michel Basquiat (b. 1960, New York - d. 1988, New York) is widely considered to be one of the most important artists of the late twentieth century. As a young adult, Basquiat experimented with street art and became well known by the moniker SAMO in the downtown art scene in New York City. In 1981, he was included in a groundbreaking exhibition at MoMA's PS1 outpost in Long Island City, titled "New York/New Wave." Throughout his brief and glamorous career, the artist explored issues of black identity in America, colonization and consumerism.

Important Collectors and Museums

Brooklyn Museum
New York, NY



David Bowie
Musician



Elton John
Musician



George Lucas & Mellody Hobson
Film & Business

Guggenheim Abu Dhabi
Abu Dhabi, UAE



Lenny Kravitz
Musician



Madonna
Musician

Metropolitan Museum of Art
New York, NY



The Broad
Los Angeles, CA

The Menil Collection
Houston, TX

Financials

Price Appreciation of Similar Works

17.7%



$20m
$15m
$10m
$5m
$0
1985
1990
1995
2000
2005
2010
2015
2020
2025

Similar Sales

Painting	Year	Dimensions	Sale Date	Sale Price
Made in Japan II	1982	60 × 36 in	5/28/2025	$9,435,000
Untitled	1984	42 × 42 in	5/12/2025	$6,594,000
Moon View	1984	66 × 60 in	5/15/2023	$10,790,400
Il Duce	1982	60 × 60 in	2/28/2022	$14,916,435.64
Untitled (1984)	1984	72 × 48 in	6/29/2021	$8,262,549.55
Untitled (Soap) (1983-1984)	1983	66 × 60 in	5/10/2021	$13,184,000
Ancient Scientist	1984	66 × 61 in	12/2/2020	$7,524,570
Santo 3	1982	36 × 36 in	5/14/2019	$4,955,500
Untitled	1982	72 × 48 in	11/14/2018	$9,000,000
Untitled《无题》	1982	72 × 48 in	6/25/2018	$19,428,640.80
Untitled (Orange Sports Figure)	1982	60 × 48 in	5/25/2018	$9,334,679.86
Untitled (無題) (1984)	1984	72 × 48 in	10/1/2017	$5,760,900

JEAN-MICHEL
BASQUIAT
b. 1960 – d. 1988, UNITED STATES

Acrylic on canvas | 60 × 36 in.

Jean-Michel Basquiat is widely considered one of the most important artists of the late-twentieth century and is best known for exploring themes of Black identity in America, colonization, and consumerism in his Neo-Expressionist paintings.



$9,435,000
INITIAL OFFERING

18.2%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1,2]

▲0.97
SHARPE RATIO[5]

28.8%
ANNUAL GROWTH OF RECORD PRICE[3]

16.8%
MEDIAN REPEAT SALE PAIR APPRECIATION[4]

The Artwork is a compelling example of Jean-Michel Basquiat's raw, expressionistic style of painting and custom canvas supports. The Artwork features a skeletal human head, one of Jean-Michel Basquiat's primary subjects that he continued to explore for years after creating this Artwork. Heads are considered among Jean-Michel Basquiat's most desirable subjects. In an Artsy article, the Head of Evening Sales at Sotheby's, David Galperin explains: "When we look at the whole scope of his lexicon, the head really stands out as the most primal expression and has now become one of the most iconic articulations of his mastery as a painter, draftsman, and colorist." The Artwork is an ode to Japan and the country's influence on him. He frequently visited Japan in the 1980s and was inspired by the culture's edgy fashion, technology, and art. The intensity of the subject's expression and graphic style calls to mind Ukiyo-e, a Japanese genre of art that was popularized in the 17th century. The Artwork was included in Jean-Michel Basquiat's first exhibition in Hong Kong, which was organized by Gagosian Gallery. The Artwork has a related work "Made in Japan I" (1982) created on a similar custom support which sold for $8,005,000 at Christie's New York on May 12, 2014. The Artwork is built with a custom stretcher covered by an oversize canvas painted black, so the raw-edge of the canvas remains visible to the viewer. A large, rectangular sheet of paper is mounted on the canvas. The Artwork features a stylized large head with a fierce, snarling expression and open mouth drawn in oil stick on acrylic paint. 1982 is a highly desirable year for paintings by Jean-Michel Basquiat; seven of his top ten auction records were created in 1982. Auction records for artworks similar in style, scale, subject, and period are led by Untitled (1982), which sold for $19,422,139 (£14,674,200) at Sotheby's London on June 26, 2018, followed by Il Duce (1982), which sold for $14,916,168 (94,160,000) at Christie's Shanghai on March 1, 2022, and Untitled (Soap) (1983-1984), which sold for $13,184,000 at Christie's New York on May 11, 2021. The Artwork was bought-in at Sotheby's New York on November 18, 2021 with an estimate of $12,000,000 to $18,000,000.

THE ARTIST'S AUCTION RECORDS ARE LED BY UNTITLED (1982), WHICH SOLD FOR $110,487,500 AT SOTHEBY'S NEW YORK ON MAY 18, 2017, IN THIS CASE (1983), WHICH SOLD FOR $93,105,000 AT CHRISTIE'S NEW YORK ON MAY 11, 2021, AND UNTITLED (1982), WHICH HAMMERED FOR $85,000,000 AT PHILLIPS NEW YORK ON MAY 18, 2022.

In 1992, the Whitney Museum in New York held the first retrospective of Jean-Michel Basquiat. Since then, many institutions have organized solo exhibitions about the artist, including In 2018, the Brooklyn Museum hosted a one-work show of Untitled (1982), which sold at Sotheby's New York on May 18, 2017, for a record price of $110,487,500. Basquiat's works are held in the permanent collections of major institutions around the world, including the Metropolitan Museum of Art, the Whitney Museum of American Art, and the Museum of Modern Art in New York, the Museum of Contemporary Art and The Broad in Los Angeles, the Guggenheim Abu Dhabi, and the Louis Vuitton Foundation in Paris, among many others. 2024 has seen a continuation of strong auction sales for paintings by Basquiat, with turnover exceeding $120 million only mid-way through the year. Since the beginning of 2018, more than $1 billion worth of Basquiat paintings have transacted at auction. The artist's auction records are led by Untitled (1982), which sold for $110,487,500 at Sotheby's New York on May 18, 2017, In This Case (1983), which sold for $93,105,000 at Christie's New York on May 11, 2021, and Untitled (1982), which hammered for $85,000,000 at Phillips New York on May 18, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[1,2]


$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
1/1/1990
1/1/2000
1/1/2010
1/1/2020
Implied Historical Growth

Jean-Michel Basquiat (b. 1960, New York - d. 1988, New York) is widely considered one of the most important artists of the late-twentieth century and is best known for exploring themes of Black identity in America, colonization, and consumerism in his Neo-Expressionist paintings. Born in Brooklyn, New York, to a Puerto Rican mother and Haitian father, he experienced several formative moments as a child, which influenced his artwork. At just eight years old, he was struck by a car and suffered a broken arm and internal injuries, so his mother bought him a copy of Gray's Anatomy to better understand his injuries. The seminal medical textbook became one of the most common references throughout Basquiat's artwork. His mother more directly influenced his artistic sensibilities by regularly taking him to museums such as the Brooklyn Museum of Art, where he enrolled as a Junior Member at the age of six. As a young adult, Basquiat experimented with street art and became well known by the moniker SAMO in the downtown art scene. In 1981, he was included in a groundbreaking exhibition at MoMA PS1 in Long Island City, New York/New Wave, curated by Diego Cortez. Shortly after the MoMA PS1 exhibition, Basquiat was offered a studio and stipend by the gallerist Annina Noisei, who organized his first solo show at her eponymous gallery in 1982. That same year, Basquiat traveled to Los Angeles and began to work on his first show for the famed Gagosian Gallery. By the time the New York Times Magazine published a profile of Basquiat, titled New Art, New Money, in 1985, his position as one of the most influential artists of the decade had already been solidified. Basquiat idolized Andy Warhol since his SAMO days and, following an introduction by gallerist Bruno Bishoffberger, the two became close friends. Warhol's untimely death in 1987 greatly distressed Basquiat, who had been struggling with drug addiction for years. In 1988, Jean-Michel Basquiat died of an overdose in his NoHo loft on Great Jones Street in downtown Manhattan.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Jean-Michel Basquiat with the following criteria: Oil on canvas or on paper mounted to canvas paintings created between 1982 and 1984 that measure between 30 inches by 30 inches and 75 inches by 75 inches prominently depicting heads or partial length portraits. The set excludes examples with extensive text, highly detailed or horned skulls, overly simplified skull silhouettes, self portraits, sparse compositions and entirely black and white palettes. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Jean-Michel Basquiat have a record price compound annual growth rate ("CAGR") of 28.8% from November 2, 1984 to December 31, 2024. This calculation is based on (i) a record price of $3,800 on November 2, 1984, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $98,000,000, the most recent record price as of December 31, 2024, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Jean-Michel Basquiat is 16.8%, which is based on 100 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Jean-Michel Basquiat was May 8, 1996 and ending on the last date a repeat sale occurred for such artist, which in the case of Jean-Michel Basquiat was May 13, 2024. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

5. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Jean-Michel Basquiat has a risk-adjusted appreciation of 0.97. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources.